UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 07, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE

Review and update of the tragic seismic incident at Sibanye-Stillwater’s Driefontein operations
Johannesburg, 7 May 2018: On Saturday 5 May 2018, Sibanye-Stillwater announced that all 13 of its employees who were trapped underground at its Masakhane mine, Driefontein operations had been recovered and brought to surface by mine rescue personnel.
Six of the employees, were successfully rescued and transported to hospital, and remain in a stable condition.

It is with much sadness and regret however, that the Board and management of Sibanye-Stillwater confirms that seven of the 13 employees who were retrieved, passed away from injuries sustained during the incident.
The families of all of the employees have been contacted and assisted with transport to the mine, and have been receiving necessary support and counselling, which will be ongoing.

The Board and management of Sibanye-Stillwater wishes to extend their sincere condolences to the families, friends and colleagues of the affected employees and all others impacted by this disaster.

“Our deep level mining layouts and support systems are designed to cater for this level of seismicity and
I assure you we will, together with the Department of Mineral Resources (DMR) and other stakeholders, be conducting a comprehensive investigation into this incident, in order to establish the cause of the incident and what actions need to be taken, to ensure this never happens again. The health and safety of our people is paramount and we remain committed to taking any actions necessary, which will support our quest for zero harm in the workplace”, Neal Froneman, CEO of Sibanye-Stillwater stated.

A day of mourning and memorial service for the deceased colleagues, has been declared for the entire
Driefontein operations on Thursday 10 May 2018, with employees from the Masakhane mine, observing a further day of mourning on Friday 11 May 2018. Funeral services for the deceased colleagues will be held on Saturday 12 May 2018.

A thorough in-loco inspection and investigation by management, the DMR and other stakeholders, will be conducted at a date to be established by the DMR. Normal operations at the rest of the Driefontein operations, resumed on Saturday 5 May 2018.
The Sibanye-Stillwater Board, would like to reiterate their appreciation for the untiring efforts of all involved in recovering the trapped employees. This includes, primarily, the mine rescue teams and Sibanye-
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Stillwater employees, who worked continuously to rescue our colleagues under extremely challenging conditions, but also management who oversaw the rescue operations and other stakeholders such as the DMR, who provided invaluable support and advice.

Ends.

Investor relations contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com
Background on the incident:
A seismic event (measuring 2.5 on the Richter scale) occurred on the western side of the Driefontein operations at approximately 12:15 on Thursday, 3 May 2018. Immediately after the location (epicentre)
of this seismic event was identified by Sibanye-Stillwater’s extensive underground seismic monitoring systems, the teams working in the western side were contacted to ascertain if there had been any related safety concerns. One of the teams did not respond on the first call, and a rescue process was immediately triggered. An emergency control room was established and paramedics and mine rescue teams deployed to the mine. The unaccounted for team subsequently responded and it was established that the installed support and other safety systems in the area had prevented significant damage, and as a result, there were no injuries or safety issues resulting from the seismic event.
A mine rescue team had already been deployed and was making its way underground, when an unrelated second seismic event (measuring about 2.2 on the Richter scale) occurred at about 13:20, on the eastern side of the Masakhane mine approximately 2.5km away from the first event.
Although of a lower magnitude than the first event, the second seismic event caused a working stope (40 level,-27 East, 7 West panel), which was close to the epicentre of the seismic event to be inundated with loose rocks, trapping 13 employees working in the stope. No other stopes in the mine were affected and all remaining employees at Driefontein were safely evacuated from the underground operations.
Shortly after the incident, rescue efforts began in earnest. All relevant stakeholders including the DMR and unions were alerted about the incident and once the missing employees had been identified, efforts to contact their families were made. The families were offered transport to the mine, where they received regular updates on the rescue mission, and support, trauma counselling and medical care.
Specially trained rescue teams from Mine Rescue Services, supported by Sibanye-Stillwater employees and guided by management in the emergency control room, worked relentlessly in extremely challenging conditions, for more than 40 hours to rescue and recover the missing employees, with the last employee being recovered at about 07:30 on Saturday 6 May 2018. The fact that there were no further injuries despite the trying conditions, is testament to the training and commitment of these teams. We would like to thank all of the Mine Rescue Services brigadesmen from across the SA Mining industry, who volunteered for this essential service. A special note of appreciation goes to our own employees who volunteered and worked non-stop through the entire rescue period alongside the Mine Rescue Services brigadesmen. You are all true heroes.

Blasting operations were suspended across the Driefontein operations following the seismic event. Blasting operations subsequently resumed at the unaffected Driefontein mines on Saturday, 5 May 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 07, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer